UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     Superior National Insurance Group, Inc.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    868224106
                                 (CUSIP Number)

                        Insurance Partners Advisors, L.P.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                         Attention: Mr. Steven B. Gruber
                             Tel. No. (212) 898-8700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 11, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index on Page 24
                                                              Page 1 of 24 Pages

                                       SCHEDULE 13D


CUSIP No.          868224106                             Page 2 of 24 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Insurance Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,369,856

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,369,856

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,369,856

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.5%

14     TYPE OF REPORTING PERSON

             PN

                                       SCHEDULE 13D


CUSIP No.   868224106                                    Page 3 of 24 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,369,856

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,369,856

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,369,856(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.5%

14     TYPE OF REPORTING PERSON

             PN

(1)   Solely in its capacity as sole general partner of Insurance Partners, L.P.

                                       SCHEDULE 13D


CUSIP No.   868224106                                    Page 4 of 24 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY



4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,369,856

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,369,856

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,369,856(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.5%

14     TYPE OF REPORTING PERSON

             PN


(1) Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

                                       SCHEDULE 13D


CUSIP No.   868224106                                    Page 5 of 24Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar MGP, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY



4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,369,856

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            1,369,856

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,369,856(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.5%

14     TYPE OF REPORTING PERSON

             CO

      (1) Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

                                       SCHEDULE 13D


CUSIP No.          868224106                             Page 6 of 24 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance Partners Offshore (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            754,978

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            754,978

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             754,978

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14     TYPE OF REPORTING PERSON

             PN

                                       SCHEDULE 13D


CUSIP No.          868224106                             Page 7 of 24Pages
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            754,978

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            754,978

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             754,978(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14     TYPE OF REPORTING PERSON

             PN


      (1) Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P.

                                       SCHEDULE 13D


CUSIP No.          868224106                             Page 8 of 24 Pages
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar (Bermuda) MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]


3      SEC USE ONLY



4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            754,978

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            754,978

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             754,978(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14     TYPE OF REPORTING PERSON

             PN

      (1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

                                       SCHEDULE 13D


CUSIP No.          868224106                             Page 9 of 24 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Insurance GenPar (Bermuda) MGP, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            754,978

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            754,978

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             754,978(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14     TYPE OF REPORTING PERSON

             CO

      (1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

CUSIP NO. 868224106                                PAGE 10 OF 24 PAGES



ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity securities of Superior National Insurance Group, Inc., a Delaware corporation (the "Company"), to which this
Schedule 13D (this "Statement") relates is the Company's common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive offices of the Company is 26601 Agoura Road, Calabasas, California 91302.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is hereby filed by Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), Insurance GenPar, L.P., a Delaware limited partnership ("Insurance GenPar"), Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP"), Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI"), Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda"), Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("Insurance GenPar Bermuda"), Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP") and Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGP"). IP Delaware, Insurance GenPar, IMGPLP, IMGPI, IP Bermuda, Insurance GenPar Bermuda, IBMGPLP and IBMGPI are sometimes hereinafter collectively referred to as the "Reporting Persons." IP Delaware and IP Bermuda are sometimes hereinafter collectively referred to as "Insurance Partners." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

      (b)-(c)

      IP DELAWARE

      IP Delaware is a Delaware limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Delaware, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar, the sole general partner of IP Delaware, is set forth below.

      INSURANCE GENPAR

      Insurance GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IP Delaware. The principal business

CUSIP NO. 868224106                                PAGE 11 OF 24 PAGES


address of Insurance GenPar, which also serves as its principal office, is 201 Main Street, Forth Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPLP, the sole general partner of Insurance GenPar, is set forth below.

      IMGPLP

      IMGPLP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar. The principal business address of IMGPLP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPI, the sole general partner of IMGPLP, is set forth below.

      IMGPI

      IMGPI is a Delaware corporation, the principal business of which is serving as the sole general partner of IMGPLP. The principal business address of IMGPI, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of IMGPI are as follows:


                        RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS                 OR EMPLOYMENT
----                  ----------------             --------------------

Robert A. Spass       One Chase Manhattan Plaza    Managing Partner of Insurance
                      44th Floor                   Partners Advisors, L.P.
                      New York, NY 10005

Daniel L. Doctoroff   65 East 55th Street          Managing Partner of Insurance
                      New York, NY 10022           Partners Advisors, L.P.

Steven B. Gruber      65 East 55th Street          Managing Partner of Insurance
                      New York, NY 10022           Partners Advisors, L.P.


      Insurance Partners Advisors, L.P. is a Delaware limited partnership, the principal business of which is performing investment banking services for IP Delaware, IP Bermuda and their portfolio companies. The principal business address of Insurance Partners Advisors, L.P. is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

CUSIP NO. 868224106                                PAGE 12 OF 24 PAGES


      IP BERMUDA

      IP Bermuda is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar Bermuda, the sole general partner of IP Bermuda, is set forth below.

      INSURANCE GENPAR BERMUDA

      Insurance GenPar Bermuda is a Bermuda limited partnership, the principal business of which is serving as the general partner of IP Bermuda. The principal business address of Insurance GenPar Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IBMGPLP, the sole general partner of Insurance GenPar Bermuda, is set forth below.

      IBMGPLP

      IBMGPLP is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar Bermuda. The principal business address of IBMGPLP, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IBMGPI, the sole general partner of IBMGPLP, is set forth below.

      IBMGPI

      IBMGPI is a Bermuda corporation, the principal business of which is serving as the sole general partner of IBMGPLP. The principal business address of IBMGPI, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director, executive director and controlling person of IBMGPI are as follows:

CUSIP NO. 868224106                                PAGE 13 OF 24 PAGES



                        RESIDENCE OR           PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS             OR EMPLOYMENT
----                  ----------------         --------------------

Robert A. Spass       See above                See above

Daniel L. Doctoroff   See above                See above

Steven B. Gruber      See above                See above


      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

            As more fully described in Item 6 below, IP Delaware purchased an aggregate of 1,369,856 shares of Common Stock for an aggregate purchase price of $10,315,015 and IP Bermuda purchased an aggregate of 754,978 shares of Common Stock for an aggregate purchase price of $5,684,984. Both IP Delaware and IP Bermuda used contributions from their respective partners to fund such purchases.

ITEM 4.     PURPOSE OF TRANSACTION

      The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes. The Reporting Persons do not intend to obtain control (as defined in Rule 12b-2 of the Exchange Act) of the Company.

      The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time dispose of all or a portion of its holdings,

CUSIP NO. 868224106                                PAGE 14 OF 24 PAGES


subject to any applicable legal and contractual restrictions on its ability to do so, including, without limitation, the restrictions set forth in the Company's Certificate of Incorporation described in Item 6 below.

      In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)

      IP DELAWARE

      IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,369,856 shares of Common Stock, which constitutes approximately 23.5% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(l)(i) of the Exchange Act.

      INSURANCE GENPAR

      In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,369,856 shares of Common Stock, which constitutes approximately 23.5% of the 5,820,808 shares of Common Stock deemed outstanding pursuant to Rule 13d- 3(d)(1)(i) of the Exchange Act.

      IMGPLP

      In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,369,856 shares of Common Stock, which constitutes approximately 23.5% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      IMGPI

      In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,369,856 shares of the Stock, which constitutes approximately 23.5% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 868224106                                PAGE 15 OF 24 PAGES


      IP BERMUDA

      IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 754,978 shares of Common Stock, which constitutes approximately 13.0% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      INSURANCE GENPAR BERMUDA

      In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 754,978 shares of Common Stock, which constitutes approximately 13.0% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      IBMGPLP

      In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 754,978 shares of Common Stock, which constitutes approximately 13.0% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      IBMGPI

      In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 754,978 shares of Common Stock, which constitutes approximately 13.0% of the 5,837,144 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

      (b) Prior to the closing of the transactions contemplated by the Stock Purchase Agreement described in Item 6 below, none of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

      (c) Except as set forth herein or in the Exhibits filed herewith, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

CUSIP NO. 868224106                                PAGE 16 OF 24 PAGES


      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

            Pursuant to the Stock Purchase Agreement, dated as of September 17, 1996, as amended and restated effective as of February 17, 1997 (the "Stock Purchase Agreement"), by and among the Company, IP Delaware, IP Bermuda and such other persons or entities who execute the form of Stock Subscription Agreement attached thereto as Exhibit A, the Company agreed to issue and sell to IP Delaware and IP Bermuda, and IP Delaware and IP Bermuda agreed to purchase from the Company, an aggregate of not more than $18,000,000 worth of shares of Common Stock. The Company and Insurance Partners agreed that such $18,000,000 would be reduced, and such $18,000,000 was reduced, by the amount of Common Stock purchased by other persons or entities executing Stock Subscription Agreements with the Company. As a result, IP Delaware agreed to purchase an aggregate of 1,369,856 shares of Common Stock for an aggregate purchase price of $10,315,016 and IP Bermuda agreed to purchase an aggregate of 754,978 shares of Common Stock for an aggregate purchase price of $5,684,984. The description of the Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement. The Stock Purchase Agreement is incorporated herein by reference to the Stock Purchase Agreement filed by the Company with the Securities and Exchange Commission (the "Commission") as Annex A of the Company's Proxy Statement, dated March 10, 1997, and filed with the Commission.

            As more fully described in Section 4.2 of the Stock Purchase Agreement, so long as the shares of Common Stock owned by Insurance Partners and its Associates (as hereinafter defined), directly or indirectly, represent 15% (the "15% Threshold") of the outstanding shares of the Company on a fully diluted basis (including, without limitation, the Company's 14.5% Senior Subordinated Voting Notes due April 1, 2002 (the "Voting Notes")), the Company and Insurance Partners agreed as follows:

            (a) Pursuant to Section 4.2(a) of the Stock Purchase Agreement, Insurance Partners agreed with respect to itself and any person or entity that controls, is under common control with, or is controlled by Insurance Partners or such persons or entities, and all individuals who are officers, directors or control persons of any such entities, including Insurance Partners, that are not signatories to the Stock Purchase Agreement (collectively, "Associates") that Insurance Partners and Insurance Partners's Associates will not, subject to certain exceptions set forth in Section 4.2 of the Stock Purchase Agreement, (a) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any shares of Common Stock or voting securities of the Company (or direct or indirect rights or options to acquire any such securities), (b) enter, agree to enter into or propose to enter into, directly or indirectly, any merger or business combination involving the Company, (c) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) or consent to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or (d) form, join or in any way participate in a "group" (within the meaning of Section 13d-3 of the Exchange Act) with any persons not referred to in Section 4.2 of the Stock Purchase Agreement with




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CUSIP NO. 868224106                                PAGE 17 OF 24 PAGES


respect to any of the foregoing, PROVIDED, HOWEVER, that nothing in Section 4.2(a) of the Stock Purchase Agreement shall restrict Insurance Partners or any of its Associates from (A) acquiring shares of Common Stock or voting securities as a result of a stock split, stock dividend or similar recapitalization of the Company, (B) exercising the warrant issued to International Insurance Advisors, Inc. pursuant to the Note Purchase Agreement, dated as of March 31, 1992, among the Company and each of the several purchasers listed on Schedule I thereto and the warrant issued to CentreLine Reinsurance Limited pursuant to the Preferred Securities Purchase Agreement, dated as of June 30, 1994, among the Company, Superior National Capital Holding Corporation, Superior National Capital, L.P. and Centre Reinsurance Services (Bermuda) III Limited, (C) making, or in any way participating, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Exchange Act) in connection with the election to the Board of Directors of directors nominated by Insurance Partners or any of its Associates (to the extent not otherwise inconsistent with the Stock Purchase Agreement) or (D) with respect to a tender or exchange offer or a merger or other business combination involving the Company (a "Business Combination"), which was initiated without the encouragement by or the participation of Insurance Partners or any of its Associates, making a tender or exchange offer or a proposal with respect to a Business Combination, or forming, joining or participating as a "group" to make such offer or proposal, in either case upon more favorable terms than those of the unsolicited tender or exchange offer or Business Combination; and PROVIDED FURTHER, that nothing contained in
Section 4.2(a) of the Stock Purchase Agreement shall affect or impair the right of any director of the Company to (x) act as a member of the Board of Directors or any committee thereof or (y) take any action necessary or advisable to carry out his obligations and duties as a director of the Company. Notwithstanding anything to the contrary contained in the Stock Purchase Agreement, nothing in
Section 4.2(a) of the Stock Purchase Agreement shall prohibit or restrict any Associate who is a director of the Company from acquiring, in one or more transactions, in his individual capacity, an aggregate of 25,000 shares of Common Stock so long as such acquisition does not violate any provision of the Company's charter as in effect from time to time.

            (b) The limitations set forth in Section 4.2(a) of the Stock Purchase Agreement and described in paragraph (a) above may be waived by the affirmative vote of the nearest whole number representing 66 2/3% or more of (i) the directors of the Company, excluding from the total number of directors voting, those who are Associates of Insurance Partners and those who are employees of the Company or (ii) the shares of the Company, not including in such total number of shares voting, those beneficially owned by those executive officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act and those owned by Insurance Partners and its Associates. In addition, any material business relationship between the Company and Insurance Partners or any Associate of Insurance Partners must be approved in the manner described in the preceding sentence.





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CUSIP NO. 868224106                                PAGE 18 OF 24 PAGES


            (c) Other than with respect to the election of directors of the Company, with respect to any vote of the stockholders of the Company on a particular matter, if the aggregate number of all shares that are voted in like manner by Insurance Partners and its Associates are greater than 35% of the total number of shares voted, then those votes that exceed such 35% threshold shall be voted in the same proportion as the other shareholders voted their shares with respect to such matter.

            The Company agreed that during the term of the Stock Purchase Agreement, the Board of Directors of the Company (the "Board of Directors") shall nominate one individual (the "IP Designee") designated by Insurance Partners (provided that such individual is reasonably acceptable to the Board of Directors) for election as a director of the Company at each annual meeting of the shareholders, PROVIDED that, subject to the 15% Threshold, as more fully described in Section 4.2(e) of the Stock Purchase Agreement, Insurance Partners agreed that Insurance Partners and its Associates may not elect a total or more than five persons (or the highest number that is less than a majority of the Board of Directors, as the case may be), including the IP Designee, who are Associates of Insurance Partners to be directors of the Company.

            In addition, subject to the 15% Threshold, Insurance Partners agreed not to transfer, assign, sell or otherwise dispose of (each, a "Transfer") any of its shares of Common Stock, except for Transfers made in accordance with
Section 4.3 of the Stock Purchase Agreement. Pursuant to Section 4.3 of the Stock Purchase Agreement, Insurance Partners may at any time Transfer any or all of its shares of Common Stock (i) to any Associate of Insurance Partners, if such Associate executes and delivers to the Company, prior to any such Transfer, an instrument in form and substance reasonably satisfactory to the Company pursuant to which such Associate agrees to be bound by the provisions of Sections 4.2 and 4.3 of the Stock Purchase Agreement, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or any successor such rule, (iii) pursuant to a tender offer or exchange offer made by the Company or any "Affiliate" (as such term is defined in Rule 12b-2 of the Exchange Act) of the Company, (iv) pursuant to a tender offer or exchange offer initiated by any person or "group" (within the meaning of Section 13d-3 of the Exchange Act) other than Insurance Partners or any Associate thereof or a Business Combination, which is approved or recommended by the Board of Directors of the Company or with respect to which the Board of Directors of the Company has announced its intention to remain neutral, (v) so long as the shares of Common Stock to be transferred represent, in the aggregate, not greater than 10% of the outstanding Common Stock, in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act, (vi) by the Transfer of greater than 10% of the outstanding shares of Common Stock in a transaction or series of transactions exempt from the registration and prospectus delivery requirements of the Securities Act to
(x) one purchaser, (y) one purchaser and its Affiliates or (z) a "group" of purchasers, if such purchaser or purchasers of





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CUSIP NO. 868224106                                PAGE 19 OF 24 PAGES


Common Stock in any such transaction or series of transactions execute and deliver to the Company prior to any such purchaser or purchases an instrument in form satisfactory to the Company pursuant to which such purchaser or purchasers agree to be bound by the provisions of Sections 4.2 and 4.3 of the Stock Purchase Agreement (treating such purchaser or purchasers as an "Associate" for purposes of such Sections 4.2 and 4.3) or (vii) pursuant to a registration statement filed under the Securities Act pursuant to the Registration Rights Agreement (as hereinafter defined) or otherwise.

            In addition, the Transfer by Insurance Partners of its shares of Common Stock is also restricted by the Company's Certificate of Incorporation, which restricts, until three years after the closing date of the consummation of the transactions contemplated by the Stock Purchase Agreement, any direct or indirect transfer of "stock" (which term includes the Common Stock and any interest in the Company that would be treated as stock under Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (collectively, "Section 382")) of the Company if the effect would be to increase the ownership of stock by any person who during the preceding three-year period owned 4.90% of more of the Company's stock, would otherwise increase the percentage of stock owned by a "5 percent shareholder" (as defined in Section 382, substituting "4.90 percent" for "5 percent") or otherwise would cause an "ownership change" of the Company within the meaning of
Section 382.

            Insurance Partners also agreed that Robert A. Spass will abstain from the votes of the investment committees of each of IP Delaware and IP Bermuda with respect to their investment in the Company. Mr. Spass is the sole stockholder of the sole general partner of International Insurance Investors, L.P. ("III"), which owns all of the issued and outstanding Voting Notes. The Voting Notes may be voted in the election of directors of the Company, the removal of such directors, votes on amending such right to vote and changes in the authorized number of directors. On the date hereof, the number of votes attached to the Voting Notes, and held by III by virtue of its ownership of the Voting Notes, is equivalent to 1,566,465 shares of Common Stock.

            In connection with the Stock Purchase Agreement, the Company, IP Delaware and IP Bermuda entered into the Registration Rights Agreement, dated as of April 11, 1997 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1. Pursuant to the Registration Rights Agreement, Insurance Partners and its affiliates (as defined in Rule 12b-2 of the Exchange Act) to which shares of Common Stock are transferred have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time to register under the Securities Act, at the Company's expense, all or part of the shares of Common Stock owned by Insurance Partners and its affiliates (a "Demand Registration"). The Company agreed to pay such expenses in connection with three Demand Registrations, PROVIDED that such number of Demand Registrations may be reduced if the certain conditions set forth in Section 3(d) of the Registration Rights Agreement are satisfied. IP Delaware and IP Bermuda also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.




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CUSIP NO. 868224106                                PAGE 20 OF 24 PAGES


      In connection with the Stock Purchase Agreement, the Company, IP Delaware, IP Bermuda, International Insurance Advisors, Inc. ("IIA"), International Insurance Investors, L.P. ("III") (including its general partner and those limited partners that are signatories to the Letter Agreement), certain individuals listed on Schedule 2 thereto (the "Management Warrantholders") and Centreline Reinsurance Limited ("Centreline"), entered into a letter agreement (the "Letter Agreement"), dated as of November 25, 1996. The description of the Letter Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 2.

            Insofar as the Letter Agreement specifically relates to Insurance Partners, the Letter Agreement clarifies the relationship between the registration rights of IP Bermuda and IP Delaware under the Registration Rights Agreement and the registration rights of IIA, III, the Management Warrantholders and Centreline (collectively, the "Warrantholders") under their respective warrants. Specifically, the Letter Agreement provides that in the event of a demand registration by either the Warrantholders or Insurance Partners, the other party may participate in such registration, pro rata based on the number of shares proposed to be registered. The letter agreement also provides that in the event the Company proposes to register in an underwritten offering any shares of its Common Stock, then the number of shares of Common Stock that are entitled to be included in such offering shall be allocated (i) first, to the Company for shares of Common Stock being sold for its own account, (ii) second, among requesting Warrantholders and Insurance Partners, pro rata based on the number of shares requested to be included in such offering and (iii) third, to any other requesting shareholder.




ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Incorporated by reference to Annex     Stock Purchase Agreement, dated as
A of the Company's Proxy Statement,    of September 17, 1996, as amended
dated March 10, 1997, filed with       and restated effective February 17,
the Commission                         1997 by and among Superior National
                                       Insurance Group, Inc., Insurance
                                       Partners, L.P., Insurance Partners
                                       Offshore (Bermuda), L.P. and such
                                       other persons or entities who
                                       execute the form of Stock
                                       Subscription Agreement attached
                                       thereto as Exhibit A.

Exhibit 1: Registration Rights Agreement, dated as of April 11, 1997, among the Superior National Insurance Group, Inc., Insurance Partners, L.P. and Insurance Partners
                                       Offshore (Bermuda), L.P.

Exhibit 2: Letter Agreement, dated as of November 25, 1996 among Superior National Insurance Group, Inc. (the "Company"), Insurance Partners, L.P., Insurance Partners Offshore
                                       (Bermuda), L.P. and each of the
                                       several holders of warrants of the
                                       Company signatory thereto.






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CUSIP NO. 868224106                                Page 21 of 24 Pages


                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1997

                        INSURANCE PARTNERS, L.P., a Delaware limited partnership

                        By: Insurance GenPar, L.P., a Delaware limited partnership, its General Partner

                        By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its General Partner

                        By:   Insurance GenPar MGP, Inc., a Delaware
                              corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President


                        INSURANCE GENPAR, L.P., a Delaware limited partnership

                        By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its General Partner

                        By:   Insurance GenPar MGP, Inc., a Delaware
                              corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President







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CUSIP NO. 868224106                                Page 22 of 24 Pages




                        INSURANCE GENPAR MGP, L.P., a Delaware limited
                            partnership

                        By:   Insurance GenPar MGP, Inc., a Delaware
                              corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President


                        INSURANCE GENPAR MGP, INC.,
                            a Delaware corporation


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President


                        INSURANCE PARTNERS OFFSHORE (BERMUDA),
                        L.P., a Bermuda limited partnership

                        By: Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership, its General Partner

                        By:   Insurance GenPar (Bermuda) MGP, L.P., a
                              Bermuda limited partnership, its General Partner

                        By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President







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CUSIP NO. 868224106                                Page 23 of 24 Pages




                        INSURANCE GENPAR (BERMUDA), L.P., a Bermuda limited partnership

                        By:   Insurance GenPar (Bermuda) MGP, L.P., a
                              Bermuda limited partnership, its General Partner

                        By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President


                        INSURANCE GENPAR (BERMUDA) MGP, L.P., a
                        Bermuda corporation

                        By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General Partner


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President


                        INSURANCE GENPAR (BERMUDA) MGP, LTD.,  a
                        Bermuda corporation


                        By:         /S/ DANIEL L. DOCTOROFF
                              ---------------------------------------
                              Name:  Daniel L. Doctoroff
                              Title:  Vice President





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CUSIP NO. 868224106                                Page 24 of 24 Pages


                              EXHIBIT INDEX


Number    Document                                         Page on which
------    --------                                         Exhibit Appears
                                                           ---------------

          Stock Purchase Agreement, dated as of            Incorporated by
          September 17, 1996, as amended and               reference to Annex A
          restated effective February 17, 1997 by          of the Company's
          and among Superior National Insurance            Proxy Statement,
          Group, Inc., Insurance Partners, L.P.,           dated March 10,
          Insurance Partners Offshore (Bermuda),           1996, filed with the
          L.P. and such other persons or entities          Commission
          who execute the form of Stock
          Subscription Agreement attached thereto
          as Exhibit A

          Registration Rights Agreement, dated as of
    1     April 11, 1997, among Superior National
          Insurance Group, Inc., Insurance Partners,
          L.P. and Insurance Partners Offshore
          (Bermuda), L.P.                                        25


          Letter Agreement, dated as of November 25,
    2     1996 among Superior National Insurance
          Group, Inc. (the "Company"), Insurance
          Partners, L.P., Insurance Partners Offshore
          (Bermuda), L.P. and each of the several
          holders of warrants of the Company signatory
          thereto.                                               49